UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15-d 16 of
The Securities Exchange Act of 1934

For the month ended:  January 26, 2005

Commission File Number:  0-30314

BONTAN CORPORATION INC.

(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA

(Jurisdiction of Incorporation)

47 Avenue Road, Suite 200, Toronto, Ontario, Canada M5R 2G3

(Address of principal executive Offices)

(416) 860 0211

(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒      Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BONTAN CORPORATION INC.

(Registrant)

January 26, 2005	By: /s/ Kam Shah

Date	Chief Executive Officer and Chief Financial Officer

BONTAN CORPORATION INC.

FOR IMMEDIATE RELEASE

BONTAN CORPORATION INC. PROVIDES PROGRESS REPORT ON DRILLING PROGRAM IN PAPUA NEW GUINEA AND GAS EXPLORATION PROJECT IN LOUISIANA

TORONTO, ON January 24, 2005   --   Bontan Oil & Gas Corporation, a wholly-owned subsidiary of Bontan Corporation Inc. (OTCBB: BNTNF), is pleased to announce that InterOil Corporation (AMEX: IOC) has released a press report on its intention to commence the next well in its multi-well drilling program by the end of the first quarter of 2005.

The well is on the Black Bass Prospect in Petroleum Prospect Licence (PPL) 236 in Papua New Guinea and is located approximately 100 miles (160 km) northwest of Port Moresby. The primary target is a limestone reef, which was identified by a recently conducted seismic survey. The depth of this reef is estimated to be 3,937 ft. (1,200 m).

All necessary regulatory approvals have been received and the preparation of the drill site has commenced. A drilling contract has been executed and arrangements are being made to mobilize a drilling rig to the site.

In a separate release dated January 20, 2005, InterOil announced it ordered the design and construction of a drilling rig for its energy exploration off Papua New Guinea. The order went to Loadmaster Rig Systems of Houston for a double rig with a minimum depth drilling capability of 4,000 metres. The cost was not disclosed in the release. "The rig is expected to be adequate for the majority of our identified drilling targets," InterOil said. The contracted delivery date to Papua New Guinea is the early third quarter of 2005, but the contract provides for a financial incentive if delivery occurs in May.

Bontan holds a 0.75% Indirect Participation Interest ("IPI") in phase one of an oil exploration program in Papua New Guinea. The IPI agreement is with PNG Drilling Ventures Limited, which is a contract party to InterOil Corporation. The IPI agreement provides for the participation in a multi-well drilling program on separate and independent structures located in over 8 million exploration acres in three principle prospecting licenses in Papua New Guinea. All structures are oil-prone and each with a pre-drill estimated undiscovered resource potential of over 300 million bbl. To date, two structures, Moose and Sterling, have been subject to exploratory drilling. The Moose structure has confirmed oil shows in the secondary target (limestone).

Louisiana Gas Exploration Project

Bontan is also pleased to announce that management has recently met with the contractors to evaluate the status of the gas exploration project in the state of Louisiana, USA, in which Bontan has acquired a 49% gross working interest. Bontan is currently unable to provide further information on this project owing to certain conditions of confidentiality as it relates to the project and its investing partners. When appropriate, the Company will provide further information with respect to more details of the exploration project.

About Bontan Corporation Inc.:

Bontan Corporation Inc. [OTCBB: BNTNF] is an international diversified natural resource company that operates and invests in major exploration prospects. Bontan is currently active in oil exploration in Papua New Guinea and Gas exploration in the State of Louisiana, USA, through its wholly-owned subsidiary Bontan Oil & Gas Corporation.

Through its wholly owned subsidiaries, Bontan seeks highly visible opportunities in countries around the globe with a history of natural resource production that offer exciting and attractive propositions. The company will seek to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

For further information, please contact Kam Shah, CEO and CFO, at 416-860-0175. Visit www.bontancorporation.com for more information.

For Media Relations, contact John Robinson at Current Capital Corp. at 416-860-0211 or visit www.currentcapital.com.

No regulatory authority has approved nor disapproved the content of this release.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). In particular, when used in the preceding discussion, the words "plans", "confident that", "believe", "expect", or "intend to", and similar conditional expressions are intended to identify forward-looking statements within the meaning of the Act and are subject to the safe harbor created by the Act. Such statements are subject to certain risks and uncertainties and actual results could differ materially from those expressed in any of the forward-looking statements.